Filing under Rule 425 under

the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Filing by: Vision-Sciences, Inc.

Subject Company: Uroplasty, Inc.

SEC File No. of Vision-Sciences 000-20970

UROPLASTY VISION-SCIENCES MERGER ANNOUNCEMENT

December 22, 2014

11:00 am ET

Operator: Please standby. We’re about to begin. Ladies and gentlemen thank you for standing by. Welcome to the Uroplasty/Vision-Sciences conference call. During today’s presentation all parties will be in a listen only mode.

Following the presentation the call will be open for questions. If you have a question please press the star key followed by the digit 1 on your touch-tone phone. If you’d like to withdraw your question at any time please press star 2. If you are using speaker equipment please lift the handset before making your selection. Today’s conference is being recorded Monday, December 22, 2014. And now I’d like to turn the conference over to Mr. Doug Sherk of EVC Group. Please go ahead sir.

Doug Sherk: Thank you Operator and good morning everyone. Before the market opened today Uroplasty and Vision-Sciences issued a press release announcing a definitive merger agreement under which they will combine in an all-stock transaction. The release, presentation materials pertaining to this call and other related materials are available on Uroplasty’s corporate web site at www.uroplasty.com and at Vision-Sciences corporate web site at www.visionsciences.com.

Before we get started, during the course of this conference call the companies will make forward-looking statements about their future plans, objectives, growth expectations and prospects relative to the combined company. The companies will also provide certain financial projections.

Any statements made today that are not statements of historical fact may be deemed to be forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from anticipated results.

A discussion of the risks and uncertainties that affect each company’s business are contained in the company’s SEC filings particularly under the heading Risk Factors and in the press release issued this morning. Copies of these documents are available online from the SEC and on the Uroplasty and Vision-Sciences company web sites.

Additional forward-looking statements on this conference call are made only as of today, December 22, 2014 and we assume no obligation, excuse me, December 22, 2014 and we assume no obligation to update these forward-looking statements to reflect future events or actual outcomes and do not intend to do so.

Further we refer you to the press release issued this morning for additional important information about this transaction and where to find it. With that out of the way let me turn the call over to Rob Kill, President, Chairman and Chief Executive Officer of Uroplasty.

Rob Kill: Good morning everyone and thanks for joining us today to discuss the combination of Uroplasty and Vision-Sciences forming a new company called Cogentix Medical. With me on the call this morning is Lew Pell, Chairman of Vision-Sciences, Howard Zauberman, the CEO of Vison-Sciences, and Brett Reynolds, Uroplasty’s Chief Financial Officer.

The all-stock merger of Uroplasty and Vision-Sciences will bring together two companies with proprietary and innovative technology offerings primarily serving the urology market with the intent to create a medical device company that will grow at a faster rate than either one of us would on a standalone basis.

The new company will grow by having Uroplasty’s existing 44 person Sales Team in the U.S. and 8 person International Sales Team aggressively promote the EndoSheath Technology Platform in addition to the current Uroplasty products. In addition the existing 12 person Vision Sciences Sales Team will continue to focus on the growth of the EndoSheath Platform.

We believe this merger will be the first step in creating an innovative medical device company positioned for growth and capable of delivering sustainable 15% annual revenue growth once fully integrated. For the Fiscal Year beginning April 1, 2015 we expect the new company to generate revenue of approximately $50 million.

We’re bullish on the opportunities in urology. Reimbursement for our physician customers is relatively stable yet the cost to run their practices are increasing which does justify the need for improved efficiency. The demand characteristics in urology are highly favorable as the patient population with urologic disorders tends to skew towards those who are 55 years of age and older and we’re all well aware of the growth in that population.

That in combination with the larger number of chronic conditions in urology creates increasing patient demand. From a supply perspective there’s also a forecasted shortage of urologists which when considered in the context of increasing demand highlights the need for improved efficiency in the practice of urology.

Traditional therapies can leave much to be desired by both the physician and the patient so the market is seeking innovative solutions that produce high quality outcomes at a much lower cost which is incredibly important as reimbursement models transition from fee for volume or the more I do the more I get paid to fee for demonstrated value. Put all these trends together and we think that we have a significant opportunity for our new company, Cogentix Medical. We will work to transform the efficacy leadership of Uroplasty and Vision-Sciences products into market leadership.

Innovative technologies like Urgent PC and the EndoSheath Technology Platform clearly demonstrate that we understand the need for value producing products that payers, providers and patients are all seeking. We will continue to deliver innovative products that meet the needs of a very attractive and growing market.

Turning now to our specific companies, let’s discuss Uroplasty first. While we believe we continue to have a significant growth opportunity for Uroplasty’s Urgent PC System we also concluded that we would be much more valuable to our existing urology customers if we were able to offer a greater breadth of products to serve their needs.

Uroplasty currently offers only two products to the urology market. In Urgent PC we market the only commercially available FDA-cleared system for delivering minimally evasive, office-based percutaneous tibial nerve stimulation also referred to as PTNS for the treatment of overactive bladder. Uroplasty also sells Macroplastique, an injectable urethral bulking agent for the treatment of female stress urinary incontinence.

For the first two quarters of this fiscal year Urgent PC has grown 18% and currently represents 65% of Uroplasty’s total revenue. This growth has been driven by the improved execution of our Sales Organization over the past 18 months under the leadership of Darin Hammers and we remain confident in our ability to continue to grow the business.

Our second product, Macroplastique, is the best-in-class bulking agent on the market yet it serves a very small niche that is not growing. So despite the growth we have seen with Urgent PC the overall growth rate of Uroplasty for the First Half of Fiscal 2015 has been the 9% that you see on the chart here, well short of the revenue growth rate required to create the type of shareholder value that we and all of you want.

That’s one of the key reasons we want to merge with Vision-Sciences. Now to provide you with a brief overview of the Vision-Sciences operation, innovation and efficacy, I’d like to turn the call over to Howard Zauberman, CEO of Vision-Sciences.

Howard Zauberman: Thanks Rob and good morning everyone. Vision-Sciences is a company that also serves customers in the urology market. In addition to offering products for ENT critical care pulmonology, we design, develop, manufacture and market best-in-class cost effective products for flexible endoscopy using our proprietary single-use EndoSheath Technology.

Now Vision-Sciences has grown 3% for the first two quarters of our fiscal year; however we believe that the combination of our innovative technology with Uroplasty’s Leadership Team and distribution platform will lead to accelerated growth for Vision-Sciences product portfolio. We’re also confident that Uroplasty’s operational expertise which is evidenced by their gross profit margins can help raise the overall gross margins for Vision-Sciences product portfolio.

EndoSheath innovation is an always sterile, always ready technology that reduces the risks of cross-contamination associated with the reuse or reprocessing of conventional endoscopes which are difficult, costly and time consuming to clean and sterilize and most importantly, susceptible to human error.

Traditional flexible endoscopes are reusable instruments that have a working channel built-in which is only a few millimeters in diameter along the entire length of the endoscope. This is a very difficult to clean area and is often the culprit in cross-contamination among patients.

The EndoSheath Technology eliminates the working channel from the reusable endoscope and makes it part of the disposable sterile sheath which entirely covers our endoscopes. In this way the patient never comes into contact with the reusable endoscope and is only in contact with our sterile disposable sheath.

The EndoSheath has been used in over five million procedures without any reports of cross-contamination or hospital-acquired infections. No traditional flexible endoscope can make that claim. The EndoSheath Technology also reduces the number of steps needed to reprocess flexible endoscopes from approximately 27 used in a conventional process to only 3; this means the time to reprocess the endoscopes can be reduced from 45 minutes to less than 10 minutes.

Research shows that using EndoSheath Technology and its simplified, clean and disinfection procedures offer significant improvement over traditional decontamination procedures. In addition to safety and convenience the economic benefit of the EndoSheath Technology saves costs, reduces complexity and can increase patient throughput, all attributes highly valued by physicians. I would like to now turn the call over to Brett Reynolds, Uroplasty’s Chief Financial Officer, who will also hold this same position at the new company, Cogentix Medical.

Brett Reynolds: Thank you Howard and good morning everyone. Under the terms of the merger agreement which has been unanimously approved by the Boards of both Uroplasty and Vision-Sciences, each share of Uroplasty common stock will be exchanged for 3.6331 shares of Vision-Sciences common stock.

Uroplasty shareholders will own 62.5% of the shares of the combined company on a diluted basis. And Vision-Sciences shareholders will own 37.5%. These percentages exclude shares of Vision-Sciences common stock issuable upon conversion of notes and warrants held by Lewis C. Pell, Vision-Sciences Chairman.

The transaction is expected to qualify as a tax-free reorganization under the Internal Revenue Code. We expect the transaction will close during the First Half of Calendar 2015 subject to customary closing conditions including Uroplasty and Vision-Sciences shareholder approval. The headquarters for Cogentix Medical will be in Minnetonka, Minnesota with additional operations in Orangeburg, New York, Natick, Massachusetts and in the Netherlands.

As you saw in the release Rob will serve as CEO. I will serve as CFO of Cogentix Medical and Darin Hammers will serve as Senior Vice President of Sales and Marketing. The board of directors of the new company will be comprised of the five representatives from Uroplasty’s existing board and three representatives from the existing board of Vision Sciences.

Both companies have a fiscal year end of March 31st. Taking a look at the most recently completed fiscal year ended which is March 31, 2014 Uroplasty generated revenue of $24.6 million and Vision Sciences generated revenue of $17.1 million. This is combined total revenue of $41.7 million.

For the trailing 12 months ended September 30, 2014 Uroplasty generated revenue of $25.6 million and Vision Sciences had revenue of $17.3 million. Combined revenue for the trailing 12 months is $43 million which represents growth of 10.9% over the comparable period of a year ago. One of the key strategic reasons for the merger is the opportunity to leverage the Uroplasty direct sales force and accelerate topline growth of a combined company.

The Uroplasty sales force currently carries only two products. And with approximately $450,000 of annual revenue per sales rep can be more fully utilized. Assuming the merger closes on or prior to April 1, 2015 which is the start of fiscal 2016 for both companies we expect revenue growth to accelerate to between 11% and 14% in fiscal 2016 with total revenues of approximately $50 million.

Once the existing sales team of Uroplasty is fully trained on the Vision Sciences product line we expect sustainable annual revenue growth of 15% beginning with Cogentix Medical’s second fiscal year.

While we see this combination as one focused on growth we do expect to realize some cost synergies from the merger. These cost synergies will come from savings within specific functional areas and will include elimination of redundant public company costs, overlapping support function in system cost as well as process and vendor consolidation opportunities.

While we’ve identified some of these cost synergies such as a public company and other G&A costs of about $1 million we need to complete our integration planning before we provide further details on the total amount of cost synergies.

We’re committed to assessing all opportunities for cost savings while at the same time minimizing any disruption to either company. As disclosed in their second quarter 10Q Vision Sciences currently has $26.5 million in convertible promissory notes payable to its Chairman, Lewis C. Pell. In connection with this transaction the convertible promissory notes held by Mr. Pell will be amended.

The maturity date of the amended notes will be five years from the date of the closing of the merger. And interest accrued under the notes shall be calculated quarterly and payable on the maturity date or upon repayment or conversion of any or all of the principal. In addition the notes will not be convertible until a third anniversary of the closing except in a change of control or if the company decides to prepay the notes.

Vision Sciences and Mr. Pell also agree to extend the period during which he may exercise his warrants which will be exercisable starting on the third anniversary of the closing of the merger and ending on the later of the maturity date of the convertible promissory notes or the date on which the notes are converted or paid in full.

The warrants will also be exercisable in the event of a change in control. Historically both companies have had negative cash flow. And this will continue in fiscal 2016 as a combined company. However with the expected revenue synergies as well as the cost savings the ongoing cash usage of the combined entity will be at a lower rate than the total of each business run separately. We believe we have sufficient cash and capital to demonstrate the benefits of combining our two companies and creating shareholder value. I’d like to turn the call back over to Rob. Rob?

Rob Kill: Thanks Brett. Excuse me. Looking now to the future let’s discuss our growth strategy for the business. Cogentix Medical has a leadership team that we believe is capable of building and operating a much larger medical device business built upon our knowledge or healthcare and medical devices and expertise in the sales, marketing, regulatory, quality and reimbursement functions.

Cogentix Medical’s combined distribution platform will include Uroplasty’s 44 person US sales organization and eight international sales team members along with the 12 person US sales team of Vision Sciences.

Cogentix Medical will look to expand through a combination of organic growth as well as opportunistically executing licensing and acquisition opportunities that are available due to the number of technology assets within the medical device sector that while having good growth in economic potential may be currently underperforming.

We believe this underperformance can be attributed to several factors. It may be due to poor execution due to weak leadership and sales teams. It could be because the companies aren’t able to fund the sales team the size of Uroplasty’s or not able to fund the necessary R&D investments for future growth.

There are orphan technologies within large organizations which receive little to no attention but under Cogentix Medical’s corporate umbrella could achieve their greater potential. Lastly there also exist opportunities to acquire assets due to inefficient company capital structures. We will also search for technology assets that are ready for commercialization which our existing sales team can get to market more quickly than any other company may be able to accomplish on their own.

For Cogentix Medical the opportunity exists to generate accelerated organic growth while also prudently expanding the company’s product portfolio. Our goal will be to identify and acquire underperforming and/or innovative assets with good growth potential.

Our intent is to acquire these assets at attractive valuations which may also include royalty and other licensing type agreements, accelerate revenue growth of the acquired asset to 15% and reward our shareholders through increased valuation generated by that growth.

Our goal is to build within the next three years a medical device company with annual revenue of approximately $100 million up from the trailing 12 month revenue for the period ending September 30, 2014 of approximately $25.6 million for Uroplasty and $17.3 million for Vision Sciences. It’s clear that the merger with Vision Sciences puts us well on our way to our goal. We’re excited by the potential for revenue growth this merger offers our shareholders, our customers and our team members.

Before we open up the call to questions I’d like to thank Howard and his team. It’s been a pleasure working with your organization for these last few months. And our team looks forward to working with you to successfully integrate our businesses and deliver upon the opportunities afforded by this merger.

Also I’d like to take the time to acknowledge Lew Pell, Chairman of Vision Sciences. Lew is a true innovator in the medical device industry who has an enviable track record of success in founding, building and selling technologies that for this day still generate a significant amount of revenue for many of the big players in the medical device world.

We’re very fortunate to have Lew’s and Howard’s involvement in this company as we move forward. The rationale for this merger and creation of the new company Cogentix Medical is simple. We strive to create greater value for our shareholders and our customers as we accelerate the revenue growth of Cogentix Medical to a level higher than either company could achieve on its own. This concludes our formal remarks and we’d now be happy to take your questions so, operator if you could please open the call for Q&A.

Operator: Thank you. If you would like to ask a question please press Star 1 on your touch-tone phone. If you’re using a speakerphone please make sure your mute function is turned off to allow your signal to reach our equipment. We do ask that you please limit yourself to two questions. and if you have any further you may re-queue it at that time. Again that is Star 1 for any questions. And we’ll take our first question from Brook’s O’Neil with Dougherty & Company.

Brooks O’Neil: Good morning and congratulations on the merger. I guess I was hoping you could talk with as much specificity as possible about the types of procedures and the - maybe more importantly the types of doctors that do the procedures that are served by Vision Sciences products.

Howard Zauberman: Hi. This is Howard Zauberman. Sure, we’ll be happy to do that. The nice part about this merger opportunity that we’re addressing is that both company’s products are targeted towards physicians that practice in office space practice and ambulatory surgery centers.

While we do have sales, both, companies have sales in hospitals, the primary focus of our sales teams and the primary value that our products offer are to office space and ambulatory surgery center based practices. I think you know of course Uroplasty is exclusively focused on urologists.

Brooks O’Neil: Yes.

Howard Zauberman: About half of Vision Sciences’ business is two urologists as well. And the combined business will have...

Rob Kill: 80%.

Howard Zauberman: ...about 80% of our business in urology.

So if the urologists initially office based ambulatory surgery center. Vision Sciences also has a strong product pipeline of our endoscopy products to EMTs who practice in their office and ambulatory surgery centers and a smaller but growing product line in bronchoscopy. So these are all very similar, very leveragable amongst our businesses and we think an opportunity for accelerated growth.

Brooks O’Neil: Great. And apologize for not knowing Howard but you don’t do anything with GI doctors?

Howard Zauberman: So, we do have a little bit in our - one of our small product lines is for trans-nasal endoscopy and that - and some GIs do do T&E procedures utilizing our product. But by far, you know, about half our business is urology. The next largest platform is our E&T customers and then come the bronchoscopy critical care and unit products.

Brooks O’Neil: Great. That’s very helpful. Then second question I was hoping either (Rob) or somebody else could talk a little bit about your view of the margin opportunity as you combine the two companies.

Pretty clearly UPI has had very high gross margins and looks like the margins for Vision-Sciences are somewhat lower. But maybe you could just talk about how you think about that and where you see margins going over time.

Rob Kill: Yes. So Brooks it's Rob. Clearly we've been spoiled by the near 90% gross margins of Uroplasty. Quite actually one of the opportunities here is the gross margin expansion on the Vision Sciences product line. You know, clearly we've built a team -- and Uroplasty who understands the manufactured efficiencies and will be working with the team here to develop those -- but we see the gross margin expanding on the Vision-Sciences products over time, likely not to the 90% gross margin level of Urgent PC but significantly higher than they are today.

Brooks O’Neil: Perfect. Thanks a lot.

Rob Kill: You're welcome.

Operator: Thank you. And we'll take our next question from Chris Lewis with Roth Capital Partners.

Chris Lewis: Hey guys. Thanks for taking the questions.

Rob Kill: Sure. Hi Chris.

Chris Lewis: Rob, I guess following up on that last question -- can you give us a sense of, kind of, the gross margin profile for Vision right now and maybe be a little more granular in terms of, you know, specific number or for specific percentage improvement we can expect in the coming years once you integrate it with UPIs operational efficiencies?

Brett Reynolds: Hi Chris. It's Brett here. Right now Vision-Sciences is around 30, 31% gross margin. Combined entity looking back would put us about 65%. We're not going to make any comments looking forward today with specific numbers that are out there. One of the big changes as has happened at Vision-Sciences is within the urology area had been distributed by Stryker. That is now going direct. That change happened in mid-May, so not that long age. There is opportunity just from that transaction to improve gross margin as we look forward.

Chris Lewis: Okay, good. And then maybe -- going off of that question, the Stryker agreement ended in May -- maybe you could provide background on that agreement and why that agreement ended and what type of growth the urology segment has been seeing since that Stryker agreement ended.

Howard Zauberman: Sure. So this is Howard. Stryker was a very good partner. They were very receptive and helpful and valuable to us and they remained a partner. But in cystoscopy specifically, the Stryker sales force was targeted - is targeted towards the operating room. 85% of cystoscopy procedures are done in office-based practices and ambulatory surgery centers, so their sales force was not visiting that - the majority, by the far the majority of the marketplace.

Also, we had a relationship with them in which we were transferring products to them at cost and sharing with them -- not an equal share unfortunately -- but sharing with them the gross profit margin that they ultimately would realized. It turned out that -- and by the way there were no minimum requirements on that agreement.

So as that agreement was coming to an end -- the end of the term -- we decided that the best thing for Vision-Sciences was to take that product back to give it to our small -- we only have 12 salespeople -- our small sales team who have done an excellent job in transitioning. We have transitioned over 95% of Stryker's customers who now buy regularly from Vision-Sciences. They buy the sheaths. Every time they use that cystoscopy product, they need to use a new sheath and they buy those sheaths from us. 95% of them are now on a continual repeat purchase from us since May of this year.

Obviously the margins we realized, we no longer have to share that margin with Stryker. So as Brett mentioned earlier, we should see margin improvement simply by that transition and that change.

Rob Kill: Maybe help with a comment on the Stryker existing partnership.

Howard Zauberman: Yes. So we still have an agreement with Stryker for our URT product. This is a product that is operating room focused. They've done an excellent job and continue to. We're actually expecting a very nice - we will report, of course, still have another couple of days until the quarter and we'll report that probably in February. But we will have very nice revenue to Stryker of our URT product. That relationship continues until a year from now -- December of 2015.

Lew Pell: Let me just say a few words. Along the lines with having 12 salespeople and UPI having 44, we estimated that if we had to get to 44 salespeople to properly cover the country, it probably would cost us between 25 and $30 million to get there. That's how expensive the sales force is today. UPI has a terrific sales force in place with terrific management so it really made a lot of sense for us.

Chris Lewis: Okay. Great guys. Thanks for the color there. Can you give us a sense of how many customers use the EndoSheath product today, and then in terms of customer overlap do you have any visibility into the number of customers that are using both EndoSheath and Urgent PC at this point?

Lew Pell: The overlap is minimal but I'll let Howard address the larger customer base.

Howard Zauberman: Yes. Without providing specifics, we don't provide as much information as Brett and Rob do about their business. But we're talking about thousands of customers. We have thousands of customers who buy our product. As Rob mentioned, we don't have a lot of overlap. We are really just a small participant. We have much more potential. We are probably only a small minority of the market opportunity.

And with this larger sales force, when you think about it, with the combined sales it's five times the sales force that Vision-Sciences had addressing the EndoSheath technology historically. I think what we at Vision-Sciences were able to prove was that there was real value and that our customers were very loyal, that repeat purchases -- once we placed our scopes at a site -- that repeat purchases of industry are very high and that the model works but that we had limited resources and capability of expanding that model very rapidly.

We could expand it. We're growing single digit but to get expansive -- to get explosive growth -- we really need a big sales force. We've been very impressed with Rob and Brett and the team and their capability, sales and marketing. We would hope to get explosive sales growth. Once that team is trained and brought up to speed, we would expect the organization to really have some explosive sales growth.

Chris Lewis: Okay. Great. And then maybe if I could sneak one more in. Rob, probably a question for you around additional M&A opportunities -- it sound like you think there is still additional capacity that more products to the sales rep's bag even after this integration. So can you give us a sense of the focus for this potential acquired assets? What market? Do you think it would tend to stick in the urology market or do you see opportunities beyond that core focus? Thanks.

Rob Kill: Yes Chris. We'd love to continue to build off what this combination does for our presence in office in urology. We think that's a good market with a lot of growth potential. When you look at the supply and demand dynamics, it's a favorable one. At the same time, the EndoSheath technology platform does open up other potential areas for us and we'll explore there, too.

We're going to be a bit opportunistic. As I said, what we're really focused on are finding under-performing yet innovative products with high-growth potential that -- put underneath are sales umbrella -- we can accelerate the growth to create value for our shareholders and for our customers.

Operator: And just as a reminder, if you would like to ask a question, it's Star 1 for any questions. We'll go next to Jose Haresco with JMP Securities.

Jose Haresco: Good morning.

Group: Hi Jose.

Jose Haresco: Howard, could you give us a little bit of granularity on the pricing structure for the various types of businesses, whether it's to the Stryker related, the ongoing Stryker ongoing relationship and of the hospital setting and how should we think about pricing and the other office based product lines?

Howard Zauberman: Let's start with our office-based products, which is the majority of our products. Our system, you, a system to set up a new endoscopic suite that wants to utilize the industry technology, it's typically around the $40,000 capital investment. That is as compared to traditional endoscopy where an endoscopic suite would need to spend about $150,000. So we have a very cost effective initial capital startup costs versus conventional endoscopy.

And then our sheath sales -- you know, you use one sheath - they're sterile disposables, so you use one per procedure. Our list prices are from the mid-30s to $40. Our average selling price is about $30 per sheath. There is a little bit depending upon the different procedures, the different products and the value that we're able to get for that. With respect to Stryker, I think I mentioned we transfer our products to Stryker on the URT for the hospital application at our cost and then we share in the gross profit margin that they realize.

Jose Haresco: Okay. And for the hospital-based products -- I guess in Stryker relation, too -- are they carrying inventory? Is it a consignment basis? How do you guys recognize revenue on the disposables?

Howard Zauberman: They count inventory. We recognize it as a sale to Stryker. They carry inventory and then we just - monthly we get a reconciliation with respect to the gross profit margin.

Jose Haresco: Okay, thank you. Secondly, have there been any decisions made as to which board members from both companies will be on the (Cogentic)'s board?

Rob Kill: Yes. So the five existing Uroplasty board members will continue; Howard and Lew will be continued board members and we're very excited about that and there's one remaining scene from the existing board that is still to be determined.

Jose Haresco: Okay, thank you very much.

Rob Kill: Welcome.

Operator: And we'll take our next question from Paul Nouri with Noble Equity Fund.

Paul Nouri: Do you have an estimate for the total number of shares when the merger is completed?

Brett Reynolds: Currently Vision Sciences has 48 million shares outstanding with the exchange ratio, it would be about 130 million shares post-merger.

Paul Nouri: Okay, and do you anticipate having different sales people focus on different products into the Urology market or do you anticipate training the combined sales force on all of the products?

Rob Kill: The existing Uroplasty sales reps who were focused on urology will continue to stay focused on urology. They will be supported by the product specialist in Vision Sciences during a, you know, - they have to come up to speed on those products and then we'll make decisions going forward on how to focus the remaining time with those Vision Sciences reps going forward (as part of your) question.

Paul Nouri: And - do you think there's a possibility for any more cost synergies? Is that something that you're going to kind of explore as the merger progresses?

Brett Reynolds: Right now we've talked about the public company, the easily redundant costs that are out there. This is a revenue game. We've talked about that for the last, you know, 40 minutes, but anytime there's a merger you're going to look at cost synergies and that's something, something we would do as we look forward but I think the market needs to look at this as a top line accelerated revenue growth.

Paul Nouri: Okay, thanks.

Operator: And we'll take our next question from Beth Lilly with GAMCO Investors.

Beth Lilly: Good morning.

Brett Reynolds: Morning Beth.

Rob Kill: Morning.

Beth Lilly: I have several questions. Can you talk about - so I was looking through the Vision Sciences 10K, they have $72.7 million in NOL's, is that correct?

Brett Reynolds: Say that again?

Beth Lilly: They have - Vision Sciences...Am I correct, I was reading the 10K, you have a bunch of NOL's, is that correct?

Brett Reynolds: Yeah. Yes, that's correct.

Beth Lilly: Okay, so how do those get treated then in this transaction?

Brett Reynolds: The NOL's will be limited. Both companies have NOL's, we've done analysis on that anytime you have a transaction there's limitation on the NOL's.

Beth Lilly: Okay, so will you be able - all right, so what are the NOL's for Uroplasty?

Brett Reynolds: About $36 million.

Beth Lilly: Okay, so - and I know I'm not an expert in terms of accounting treatment for NOL's and transactions and mergers and such, will the - will either one of the NOL's for either company go away or how - will you be able to utilize them going forward?

Brett Reynolds: No, there's limitation that will be based on, you know, stock price at the time of the merger of what the overall value of the merger is and the limitations will be based off of that. So the short answer is, yes, some of them will go away but all of them.

Beth Lilly: Okay, okay. Do you have a sense of how much of them will go away?

Brett Reynolds: You know, not at this point, no.

Beth Lilly: Okay, so if we - can we combine then the two NOL's because if you combine them you come up with, you know, let's call it $108, or $109 million in NOL's but some of those are going to go away, right? So...

Brett Reynolds: Yeah, there's limitations.

Beth Lilly: Okay, so Brett it might go down to $90 million?

Brett Reynolds: No, I think it's more significant. I think we step back here - this is, again, top line sales force, both companies have been cash flow negative. That’s going to change. Using those NOL's are in the future but it's a number of years down the road.

Beth Lilly: Okay, okay. Okay, the other question is - so it's interesting. You've got a very high margin company merging with a company that has a much lower margin so as you look at the combined organization and you've talked about getting to 65% gross profit margins, is that...

Brett Reynolds: That's historical combining the companies.

Beth Lilly: Okay, so - you know, I wanted - you may not want to answer this but can you walk us through then as you go forward the next two to three to four years what the margin structures will look like or what the margin structure of the combined company?

Brett Reynolds: We're - no...

Rob Kill: No, we're not giving that kind of guidance today. We believe there's margin expansion opportunities in the combination. We've given revenue guidance through the next fiscal year approximately but we're a long way away from giving that level of details guidance.

Beth Lilly: Okay, okay. Okay, one other question. How - can you give us some perspective on how this deal came together and, you know, Rob you've said in your prepared remarks as well as the follow-on that you're interested in buying more companies like this so how did you find Vision Sciences and what - fill us in the details, whatever is possible.

Lew Pell: We were - this is Lew Pell. We were actually approached by Leerink and we were talking to him about different opportunities for Vision Sciences and he actually came up with the idea. And we thought it was a good idea and we learned about it more and more, we got to know Rob and the team and we appreciated them and what they're doing.

I think they appreciated us and the product line that we had and maybe we weren't totally capitalizing on what we had and then UPI had Piper Jaffray as their bankers and the two of them, Leerink and Piper Jaffray got together and (I got) the deal and I think both have been very, very (job). I think we're happy with Leerink and I'm pretty sure Rob and his team are very happy with Piper Jaffray and they're two very good bankers. We have excellent bankers and their support teams were terrific. So that's the genesis of the deal.

Beth Lilly: Very helpful. I'm going to sneak in one last question. So, Lew, and you probably are the one to answer this, so who would you consider to be your competitor then on the endoscopy side?

Lew Pell: We don’t have a competitor. There's no way to (externalize) the flexible endoscope today. We're the only way to do it and a couple of things fall into good (steam) for us, number one, Obama Care. Obama Care is punitive. So if a patient comes back to the hospital in 30 days the hospital has to pay. There's nobody to bill. And many times there's cross-contamination within 30 days and it permeates the entire medical system including recently the VA hospital had about 10,000 patients that they did colonoscopies on and many of them contracted hepatitis C. So we have to tell the story, we haven't done a good job telling the story. We think (Rob) and his team will tell the story but there's no competition.

If you want a flexible endoscope done, flexible endoscopy done and you want it sterile, we're the only place you can do it.

Beth Lilly: So do you run across Cantel Medical at all?

Lew Pell: Yes.

Beth Lilly: Okay, so they're not a competitor though?

Lew Pell: Not in the sense of the quality and what we're doing? No.

Beth Lilly: Okay. Okay, great, very, very helpful. Thank you very much.

Lew Pell: My pleasure.

Rob Kill: Thanks.

Lew Pell: Nice meeting you.

Beth Lilly: Nice to meet...

Operator: And we'll take our next question from Brooks O'Neil from Dougherty & Company.

Brooks O'Neil: Guys just a follow-up, I'm just curious if you could provide the very specific numbers on the share counts, I mean specifically, you know, the total number of shares outstanding of UPI, the options, etc., the total number of shares outstanding of Vision Sciences and the options there? We could circle around later on the convertible security and the warrant but just sort of...

Brett Reynolds: Vision Sciences shares outstanding as of December 1, was 48,274,519.

Brooks O'Neil: Options and warrants come into play here?

Brett Reynolds: Yeah, warrants are 1.88 million.

Rob Koll: ...additional.

Brett Reynolds: UPI currently has 22,145,993 shares outstanding. At the exchange ratio we talked about the 3.6331, that will be new shares of Vision Sciences of 80,457,532. So, the exact number of outstanding shares, nothing else happening, 128,732,051.

Brooks O'Neil: Thank you very much.

Brett Reynolds: You're welcome.

Operator: And at this time I would like to turn the call back over to management for any additional or closing remarks.

Doug Sherk: Well, thank you operator and thank you everyone for participating today. We are excited about the potential of this combination and the innovative technologies that the industry platform is in combination with our existing business and we look forward to closing this merger on behalf of our shareholders. Thank you.

Operator: Thank you and that does conclude today's conference. Thank you for your participation.

END

Cautionary Statements Related to Forward-Looking Statements

This document includes forward-looking statements.  These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning.  Forward-looking statements in this document include, but are not limited to, statements about the benefits of the transaction; expected revenue growth rates; the expected timing of the completion of the transaction; and the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services.  Each forward-looking statement contained in this document is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement.  Applicable risks and uncertainties include, among others, uncertainties as to the timing of the transaction; uncertainties as to whether Uroplasty shareholders and Vision-Sciences shareholders will approve the transaction; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; the risk that shareholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of either company’s control; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of Uroplasty and Vision-Sciences may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; operating costs and business disruption following completion of the transaction, including adverse effects on employee retention and on each company’s respective business relationships with third parties; transaction costs; actual or contingent liabilities; the adequacy of the combined company’s capital resources; and the risks identified under the heading “Risk Factors” in Uroplasty’s Annual Report on Form 10-K, for the fiscal year ended March 31, 2014, filed with the Securities and Exchange Commission (“SEC”) on June 9, 2014, and Vision-Sciences’ Annual Report on Form 10-K for the fiscal year ended March 31, 2014, filed with the SEC on May 30, 2014, as well as both companies’ subsequent Quarterly Reports on Form 10-Q and other information filed by each company with the SEC. Uroplasty and Vision-Sciences caution investors not to place considerable reliance on the forward-looking statements contained in this document.  You are encouraged to read Uroplasty’s and Vision-Sciences’ filings with the SEC, available at www.sec.gov, for a discussion of these and other risks and uncertainties. The forward-looking statements in this document speak only as of the date of this document, and Uroplasty and Vision-Sciences undertake no obligation to update or revise any of these statements.  Uroplasty’s and Vision-Sciences’ businesses are subject to substantial risks and uncertainties, including those referenced above.  Investors, potential investors, and others should give careful consideration to these risks and uncertainties.

Important Additional Information About This Transaction and Where to Find It

In connection with the proposed merger, Vision-Sciences plans to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Uroplasty and Vision-Sciences that also constitutes a prospectus of Vision-Sciences. Uroplasty and Vision-Sciences will make the joint proxy statement/prospectus available to their respective shareholders. Investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information. The registration statement, definitive joint proxy statement/prospectus and other documents filed by Uroplasty and Vision-Sciences with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Uroplasty and Vision-Sciences. Requests for copies of the joint proxy statement/prospectus and other documents filed by Uroplasty with the SEC may be made by contacting Brett Reynolds, Senior Vice President, Chief Financial Officer by phone at (952) 426-6152 or by email at brett.reynolds@uroplasty.com, and request for copies of the joint proxy statement/prospectus and other documents filed by Vision-Sciences may be made by contacting Gary Siegel, Vice President, Finance by phone at (845) 848-1085 or by email at gary.siegel@visionsciences.com.

Uroplasty, Vision-Sciences, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Uroplasty’s and Vision-Sciences’ respective shareholders in connection with the proposed transaction. Information about the directors and executive officers of Uroplasty and their ownership of Uroplasty stock is set forth in Uroplasty’s annual report on Form 10-K for the fiscal year ended March 31, 2014, and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on July 22, 2014. Information regarding Vision-Sciences’ directors and executive officers is contained in Vision-Sciences’ annual report on Form 10-K for the fiscal year ended March 31, 2014 and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on June 17, 2014. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of Uroplasty and Vision-Sciences may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Uroplasty and Vision-Sciences shareholders will be included in the joint proxy statement/prospectus filed with the SEC.

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